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                              [FORM OF TAX OPINION]



[January 20, 1999]





Glacier Bancorp, Inc.                                    Big Sky Western Bank
49 Commons Loop                                          135 Big Sky Road
Kalispell, Montana  59903-0027                           Big Sky, Montana  59716

        Re:    Share Exchange / Tax Consequences

Ladies and Gentlemen:

        This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed share exchange ("Share Exchange") between Glacier Bancorp, Inc. ("Glacier"), a Delaware corporation and bank holding corporation, and Big Sky Western Bank ("Big Sky"), a Montana commercial banking corporation.

        We have acted as legal counsel to Glacier in connection with the Share Exchange. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

        (a) The Plan and Agreement of Share Exchange, dated as of October 20, 1998, between Glacier and Big Sky (the "Exchange Agreement");

        (b) Form S-4 Registration Statement of Glacier filed with the Securities and Exchange Commission on November ___, 1998;

        (c) The Proxy Statement of Big Sky (included as part of the Registration Statement);

        (d) The factual representations set forth in a letter from Glacier and Big Sky, dated [January 20, 1999]; and

        (e) Such other documents, instruments, records and information pertaining to the Share Exchange as we have deemed necessary for rendering our opinion.

        We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Share Exchange will be effected in accordance with the terms of the Exchange Agreement.

        In connection with the Share Exchange and pursuant to the Exchange Agreement, each share of Big Sky's outstanding common stock will be exchanged, in accordance with the


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[January 20, 1999]
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Exchange Ratio defined in the Exchange Agreement, for shares of Glacier's common stock, and Glacier will become the sole shareholder of Big Sky. No fractional shares will be involved. Big Sky shareholders who perfect their dissenters rights under state law will be paid the cash value for their Big Sky shares.
Such payments will be made by Big Sky without reimbursement by Glacier. Upon the consummation of the Share Exchange, Big Sky will continue its historic business.

        Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the manner contemplated, it is our opinion that with respect to the Share Exchange:

1. The acquisition by Glacier of the outstanding shares of Big Sky, solely for Glacier common stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code, as amended (the "Code"). Big Sky and Glacier will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Big Sky shareholders upon the receipt of Glacier common stock solely in exchange for their shares of Big Sky stock, pursuant to Section 354(a)(1) of the Code.

3. The basis of the shares of Glacier common stock received by Big Sky shareholders will be the same as the basis of the Big Sky stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

4. The holding period of the shares of Glacier common stock received by Big Sky shareholders will include the holding period during which the Big Sky stock surrendered in exchange therefor was held, provided that the shares of Big Sky stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.

5. Where cash is received by any dissenting shareholder of Big Sky in exchange for the surrender of all of such shareholder's Big Sky stock, the cash will be treated as received by the shareholder as a distribution in redemption of his or her Big Sky stock, subject to the provisions and limitation of Section 302 of the Code.

6. No gain or loss will be recognized by Glacier upon the receipt of the shares of Big Sky stock in exchange for shares of Glacier common stock, as described above, pursuant to Section 1032(a) of the Code.


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[January 20, 1999]
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7.      The basis of the shares of Big Sky stock received by Glacier will be the same as the basis of such Big Sky stock in the hands of the Big Sky shareholders immediately prior to the exchange, pursuant to Section 362(b) of the Code.

8. The holding period of the Big Sky stock received by Glacier will include the period during which the Big Sky stock was held by the Big Sky shareholders, pursuant to Section 1223(2) of the Code.

        Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in private rulings that transactions substantially identical to the Share Exchange result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of Glacier, the shareholders of Glacier and the shareholders of Big Sky, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

                                        Sincerely,

                                        GRAHAM & DUNN


THN/thn
a:\Tax Opinion.doc